Exhibit 15.5

100 S. Fourth Street, Suite 1000, St. Louis, MO 63102 (314) 889-8000

August 1, 2016	Larry K. Harris (314) 889-7063 (314) 758-8358 Direct Fax lharris@polsinelli.com

Via Email

The United States Securities Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christian Windsor, Special Counsel

Re:	The Landrum Company

Offering Statement on Form 1-A

Filed June 27, 2016

File No. 024-10574

Dear Mr. Windsor:

This letter is in response to the comments by the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated July 22, 2016 (the “Comment Letter”), to the draft proxy statement/offering circular (the “PS/OC”) on Form 1-A of The Landrum Company (the “Company” or “TLC”), filed with the Commission on June 27, 2016. The Staff’s comments are repeated below, and we have provided the Company’s responses to each comment following the Staff’s related comment.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italicized print below. Unless otherwise noted, references to page numbers in response to the Staff’s comments refer to page numbers of the Amendment No. 1 to the PS/OC (the “Amended PS/OC”), which TLC is filing concurrently with this letter. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a blackline of the Amended PS/OC, marked against the PS/OC as originally filed on June 27, 2015, reflecting the changes proposed to address the Staff’s comments.

polsinelli.com

Atlanta    Boston    Chicago    Dallas    Denver     Houston    Kansas City    Los Angeles    Nashville    New York    Phoenix

St. Louis    San Francisco    Washington, D.C.    Wilmington

August 1, 2016

Offering Statement Cover Page

1.	Part I, Item 4 of your registration statement indicates that you will be offering both 113,640 common shares and an indeterminate amount of preferred shares and that your aggregate offering price would be $41,160,800. You go on to state that you determined the offering price based on the assumption of an all common stock merger consideration payment. However, your disclosure on the cover page of the Offering Circular and elsewhere in the document disclose contradictory amounts of preferred shares that you intend to offer. On the cover page, you disclose that you intend to offer 41,161 shares of Series E Preferred Shares with a note stating that what you actually offer will be less than this amount; later, in Exhibit B to Annex A, the Plan of Merger, you disclose that Landrum has already authorized 30,000 initial shares of Series E Preferred Stock. Please provide us with an explanation as to how Landrum concluded that it can include more Series E preferred shares in offering statement than appear are currently authorized.

Response: The cover page has been revised to disclose only 30,000 shares of Series E Preferred Stock being offered (the Company expects less than that number will be issued in the merger).

Summary, page 5

Accounting Treatment, page 9

2.	You disclose that the Landrum Company will account for the merger as an equity transaction. Please tell us and cite for us the accounting literature that you relied upon to account for this transaction. Please also expand the disclosure here and on page 51 under the title The Merger – Accounting Treatment to provide information regarding the series of transactions that will result in The Landrum Company owning 100% of the common stock of Landmark Bank, N.A.

Response: Please draw your attention to ASC 810-10-45-23, regarding changes in a parent corporation’s ownership interest when the parent retains controlling financial interest in the subsidiary. Expanded disclosure of this treatment has been added to the two passages in the PS/OC you referenced (now pages 9 and 53).

Interests of Certain Persons In the Merger, page 9

3.	Revise this section, and the section on page 53, to discuss the fact that officers of Landmark Bank will receive new employment contracts with Landrum, and to indicate that the members of the independent committee will continue as board members of the surviving entity.

August 1, 2016

Response: No officers of Landmark Bank will receive new employment agreements with The Landrum Company; existing agreements with Landmark Bank will continue with the surviving bank (descriptions of these agreements have been added to the PS/OC, and exhibits filed, per staff comments 9 and 16). No revision is required with respect to this portion of your comment. We have revised the text of the PS/OC at page 55 to reflect that the two independent committee members will continue on as directors of the surviving bank after the merger is consummated.

Risk Factors

Energy Sector Risks, page 18

4.	We note your disclosure that adverse developments in the energy sector could result in significant losses, which could have a material adverse effect upon the Landrum Company results of operations and financial condition. Please expand the disclosure and separately quantify, which of the loan categories contain your energy risk exposure. To the extent known, separately quantify the portion of the allowance for loan and lease losses that relates to your energy sector exposure.

Response: The requested additional disclosure has been added at page 18.

Comparative Historical And Pro Forma Data, page 24

5.	Please provide proforma financial statements or tell us why you did not provide proforma financial statements. Please refer to Rule 8.05 of Regulation S-X and the Form 1-A general instructions.

Response: The missing pro forma financial statements would have provided no meaningful information; rather, it would have duplicated the same financial information, before and after, with minor, non-material changes. If the merger had occurred on December 31, 2015, the balance sheet would have reflected no material changes on a pro forma basis. A pro forma reclassification of $31 million in noncontrolling interest to common equity would have occurred.

If the transaction had occurred on January 1, 2015, the pro forma income statement would have reflected a pro forma adjustment to reclassify net income of $3.6 million attributable to noncontrolling interests to net income attributable to controlling interests. Pro forma net income attributable to controlling interests would have been $22.9 million for the year ended December 31, 2015, versus actual net income of $19.3 million. Pro forma basic and diluted earnings per share would have decreased $0.12 per share to $33.03 per share, due solely to the Company issuing additional shares (a less than one-half of one percent decrease, which is not material).

August 1, 2016

The Merger, page 30

6.	It appears that Landrum provided projections and financial forecasts to both Mercer and to Hovde, which the financial advisors both used in preparing their fairness opinions. To the extent not already disclosed in the discussion of the financial advisors opinions, please disclose all material financial forecasts or projections provided by Landrum to both financial advisors.

Response: The projections disclosed were the only projections or financial forecasts provided to Mercer or Hovde. The projections were part of a strategic plan developed by the Company. A summary of the projections in that strategic plan has been added to the disclosure beginning at page 52.

Background of the Merger, page 30

7.	Revise this section to discuss key components, primarily the proposed merger consideration, of the initial term sheet and each proposal and counter proposal between the special transaction committee and the independent merger committee. The revised discussion should provide investors with an idea of how the pricing changed during the negotiations between the two committees.

Response: Additional disclosure has been provided at page 35, illustrating the changes in key components of the merger consideration through each iteration of the term sheet (the proposal and all four counter proposals).

Compensation of Executive Officers, page 66

8.	Please revise to include the annual aggregate compensation paid to directors as a group. Please refer Item 11.b of Form 1-A for guidance.

Response: The requested additional disclosure has been added beginning at page 68.

Material Contracts and Benefit Plans, pages 69-70

9.	Please describe the material terms relating to the employment agreements for Kevin D. Gibbens, Logan M. Dale, and Sabrina B. McDonnell. In addition, please identify which employees are party to the Landrum Equity Participation Plan and Long-Term Incentive Plan and briefly describe the material terms relating to those plans. Please refer to Item 11.d of Form 1-A for guidance.

Response: The requested additional disclosure regarding the employment agreements has been added beginning at page 71. The requested additional disclosure regarding the two plans has been added beginning at page 73.

August 1, 2016

Beneficial Ownership of Principal Shareholders and Management, page 95

10.	Please revise your beneficial ownership chart to include columns describing the address of beneficial owners as well as the amount and nature of beneficial ownership acquirable. Please refer to Item 12 of Form 1-A for guidance.

Response: A footnote has been added to the chart disclosing the business address of beneficial owners holding 10 percent of more of The Landrum Company’s common stock. An existing footnote has been modified to note that no beneficial owner holds any right to acquire beneficial ownership of additional interests.

Annex G - The Landrum Company 2015 and 2014 Audited Financial Statements; and

Annex H – Landmark Bank 2015 and 2014 Audited Financial Statements

Financial Statements

Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies

Treatment of loan fees, page 9

11.	Please expand the note to state when loan fees are amortized over the loan life and when loan fees are included immediately as interest income. In addition, state the method of amortizing net deferred fees and costs pursuant to ASC 310-10-50-2 (d).

Response: The requested additional disclosure has been added at page 9.

Note 3. Loans, page 15

12.	Please discuss the risk characteristics relevant to each portfolio segment pursuant to ASC 310-10-50-11B (a) 2. In addition, present the balance in the allowance for credit losses at the end of each period disaggregated on the basis of the entity’s impairment method and the recorded investment in financing receivables at the end of the period related to each balance in the allowance for credit losses, disaggregated on the basis of the entity’s impairment methodology. Refer to ASC 310-10-50-11B (g) and (h) and the example presented in ASC 310-10-55-7.

Response: The requested additional disclosure has been added at page 15. In addition, the table on page 18 has had column headers revised to clarify that the required information is presented.

Note 8. Income Taxes, pages 27

13.	Please expand the note to disclose a reconciliation using percentages or dollar amounts of the reported amount of income tax expense attributable to continuing operations for

August 1, 2016

the year to the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income from continuing operations pursuant to ASC 740-10-50-12.

Response: The requested additional disclosure has been added as a new table on page 29.

Recently Issued Accounting Standards

14.	Please disclose your accounting policy for applying new or recently issued accounting standards. Please refer to the Form 1-A general instructions.

Response: The requested additional disclosure has been added at page 10.

Annex G - The Landrum Company 2015 and 2014 Audited Financial Statements

Independent Auditors’ Report On Supplementary Information

15.	Please revise the opinion to refer to the report dated February 22, 2016.

Response: This revision has been made.

Item 17 – Exhibits

Material Contracts

16.	As addressed in a previous comment, please attach and file as exhibits to the Offering Circular the Executive Employment Agreements with the following employees: Kevin D. Gibbens, Logan M. Dale, and Sabrina B. McDonnell. Please refer to Item 17(6)(c) of Form 1-A.

Response: The employment agreements have been added as Exhibit 6.1, Exhibit 6.2, and Exhibit 6.3, respectively.

Exhibit 11.3 – Consent of William-Keepers LLC (independent registered public accounting firm of Landmark Bank, National Association)

Exhibit 11.4 - Consent of William-Keepers LLC (independent registered public accounting firm of The Landrum Company)

17.	Please file signed and dated consents from your independent registered public accounting firm. In this regard, please revise the consents to refer to the Form 1-A of The Landrum Company as opposed to Royal Bancshares, Inc. and to refer to the related consolidated statements of income, comprehensive income (loss), stockholders’ equity, and cash flows for each of the fiscal years in the two-year period ended December 31, 2015, and the related notes to the consolidated financial statements.

August 1, 2016

Response: The consent has been revised and a signed and dated consent has been filed.

Exhibits 12.1– Legal Opinion of Polsinelli PC

Exhibit 12.2 – Opinion of Polsinelli PC as to certain tax matters

18.	Please file counsel’s legal opinion as to the transaction as well as their opinion regarding certain tax matters. Please see Item 17(12) of Form 1-A.

Response: Signed and dated legal opinions as to the transaction and certain tax matters have been filed.

Exhibit 15.2 - Brochure Accompanying Proxy Statement/Offering Circular

19.	Please revise the last page under the title Landmark Bank to refer to total equity of approximately $217.5 million.

Response: The requested revision has been made to the last page of Exhibit 15.2.

Sincerely yours,

/s/ Larry K. Harris

Larry K. Harris